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                                                                     EXHIBIT 99

                     Press release, dated November 6, 1996


                 GA FINANCIAL, INC. ANNOUNCES STOCK REPURCHASE

Pittsburgh, PA. GA Financial, Inc. (AMEX: GAF) today announced that it has requested and received regulatory approval from the Office of Thrift Supervision
(OTS) to repurchase up to 5% or 445,000 shares of its outstanding common stock. Under the repurchase program, the repurchases will be made in open-market transactions, subject to the availability of stock, during the next six months.

John M. Kish, Chairman and CEO of GA Financial, Inc. commented, "We believe that the repurchase program will enhance shareholder value, as such repurchases have the effect of increasing the earnings per share and book value of the remaining shares outstanding. Our Board adopted this program because it represents a good long-term investment opportunity for the Company due to the current market price of the common stock."

GA Financial is the holding company of Great American Federal Savings and Loan Association, headquartered in Pittsburgh, Pennsylvania, which operates through its administrative/branch office in Whitehall and through ten other full service branches and its one loan origination office located in and around Pittsburgh, Pennsylvania. The Association's deposits are insured by the Federal Deposit Insurance Corporation.

                      For More Information Contact:

                      John M. Kish
                      Chairman/CEO
                      Raymond G. Suchta
                      Chief Financial Officer
                      412-882-9946
                                                    412-882-8580 (FAX)